Exemption file no.
82-5006

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

09046317

29 May 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") on 27 May 2009 for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

SEC
Mail Processing
Section
JUN 01 2009
Washington, DC
122

Dora Chow
Assistant Company Secretary

Encl.

7/20

F:\cherryt\SL Asia\Letter\ltr-ADR.doc.1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotel Public Company Limited ("SHPCL") is a company listed on the Stock Exchange of Thailand ("SET") and a 73.61% owned subsidiary of Shangri-La Asia Limited. SHPCL released to SET an announcement (the "Announcement") today. The following is a reproduction of the Announcement as required by the Note to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Kuok Khoon Loong, Edward
Mr. Lui Man Shing
Mr. Madhu Rama Chandra Rao

Non-Executive Directors
Mr. Ho Kian Guan
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man, BBS, JP
Mr. Michael Wing-Nin Chiu

Hong Kong, 27 May 2009

* *For identification purpose only*

ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

News Detail

Symbol	SHANG
Source	SHANG
Headline	Progress of share distribution to minority shareholders
Date/Time	27 May 2009 18:34:14

May 27, 2009

To : Managing Director
The Stock Exchange of Thailand

Subject : Shangri-La Hotel Public Company Limited
- Report on progress of share distribution to minority shareholders

Refer to : The SET's letter No. Nor Kor (Wor) 6/2552

As it is required by the Stock Exchange of Thailand ("SET") for Shangri-La Hotel Public Company Limited ("the Company") to submit a report on progress of the share distribution to minority shareholders ("Free Float") until the requirement is complied with the SET's regulation,details of which appeared in the SET's letter as reference above.

Please be informed that the Company is presently still unable to achieve the Free Float as required by the SET. Nevertheless, the Company will immediately submit the report to the SET when the Company has any progress on this matter.

Yours faithfully,

Mrs. Pavinee Meensuk
Director and Company Secretary

Close Window